Mr. Justin Dobbie

Legal Branch Chief

Office of Transportation and Leisure

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

September 13, 2018

Re:	XTI Aircraft Company

Offering Statement on Form 1-A

Filed July 25, 2018

File No. 024-10872

Dear Mr. Dobbie:

On behalf of XTI Aircraft Company (the “Company”), I hereby request qualification of the above-referenced offering statement at 4 p.m., Eastern Time, on Monday, September 17, 2018, or as soon thereafter as is practicable.

Sincerely,

XTI Aircraft Company

/s/ David Brody

David Brody, President

Cc: Sara Hanks

CrowdCheck Law, LLP